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Mail Processing Section
FEB 26 2020
Washington DC
415

SEC FILE NUMBER
8-49806

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/19** (MM/DD/YY) AND ENDING **12/31/19** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

OFFICIAL USE ONLY
FIRM ID. NO.

NAME OF BROKER-DEALER:

DOUGALL & ASSOCIATES, INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 W. Jackson Blvd Ste 1700 OFC 17031
(No. and Street)

Chicago	**Illinois**	**60604**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Freyn	**(312) 663-2670**
	(Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska LLP
(Name – if individual, state last, first, middle name)

141 West Jackson Boulevard, Suite 2250	**Chicago**	**Illinois**	**60604**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
[x] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, **Scott Freyn**, swear (or affirm), to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **Dougall & Associates, Inc.** as of **December 31, 2019**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

S. Scott Freyn
Signature

President
Title

Sworn and subscribed to me on the

24th day of February, 2020

"OFFICIAL SEAL"
NICOLAS J STOLLER
Notary Public, State of Illinois
My Commission Expires 8/18/2020

Notary Public

This report** contains (check all applicable boxes)

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Cash Flows.
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[ ] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[x] (o) A copy of the Exemption Report.

****For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).**

R&J

RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Dougall & Associates, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Dougall & Associates Inc. (the Company) as of December 31, 2019, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Dougall & Associates, Inc. as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Dougall & Associates, Inc.'s management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Dougall & Associates, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as Dougall & Associates, Inc.'s auditor since 2012.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Ryan & Juraska LLP

Chicago, Illinois
February 19, 2020

DOUGALL & ASSOCIATES, INC.

Statement of Financial Condition

December 31, 2019

Assets

Cash and cash equivalents	$	19,948
Receivables from broker-dealers		68,583
Other receivables		58,061
Securities owned, at market value		429,635
Fixed assets, at cost (net accumulated depreciation of $118)		2,235
Total Assets	$	578,462

Liabilities and Stockholders' Equity

Liabilities:		
Accounts payable and accrued expenses	$	130,051
Total Liabilities		130,051
Stockholders' equity		
Common stock		1,000
Retained earnings		447,411
	$	448,411
Total Liabilities and Stockholders' Equity	$	578,462

See accompanying notes.

1. Organization and Business

Dougall & Associates, Inc. (the "Company") is a broker-dealer operating as a floor broker on the Chicago Stock Exchange. The Company engages in proprietary trading activities and brokerage services. The Company incorporated under Illinois law on December 15, 1996. The Company does not carry customer accounts as defined in Rule 15c3-3 of the Securities Act.

2. Summary of Significant Accounting Policies

Securities Valuation and Revenue Recognition

Securities transactions and related commissions and expenses are recorded on a trade date basis. Dividends are recorded on the ex-dividend date and interest is recognized on the accrual basis. Securities owned and securities sold, not yet purchased are recorded in the statement of financial condition at fair value in accordance with Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures (see note 9).

Use of Estimates

The preparation of financial statements in conformity with United States Generally Accepted Accounting Principles ("U.S. GAAP") requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Accordingly, no provision has been made for federal income taxes as the taxable income or loss of the Company is included in the respective income tax returns of the stockholders.

In accordance with U.S. GAAP, the Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for the years before 2016. Based on its analysis, there were no tax positions identified by management which did not meet the "more likely than not" standard as and for the year ended December 31, 2019.

Fixed Assets

Furniture, equipment, and software are stated at historical cost and consists of furniture and fixtures and equipment. Furniture, fixtures and equipment are depreciated based upon their useful life, generally five or seven years, software is amortized over its useful life of five years.

Cash Equivalents

Cash equivalents consist of money market deposits with maturities of less than three months.

3. Revenue from Contracts with Customers

The Company recognizes revenue in accordance with ASC Topic 606 *Revenue from Contracts with Customers.* The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time.

Trading Revenue. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company executes a trade and marks up the trade to produce a trading profit. Trading income and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Floor Brokerage Services. The Company provides brokerage execution services to various customers whereby a customer requests the Company to transact or execute the purchase or sale of specific stocks as instructed by the customer. The Company invoices these customers typically monthly for the various services in which the Company has purchased and sold pursuant to the customer requests. The Company believes that the performance obligation is met on the trade date of the trade execution as there are no further performance obligations once the transactions are executed by the Company.

The Company had brokerage receivable arising from these floor brokerage services of $58,061 and $58,230 at December 31, 2019 and December 31, 2018, respectively.

4. Clearing Agreement

The Company has a clearing agreement with Axos Clearing LLC who provides execution and clearing services for the Company in accordance with orders placed by the Company's traders.

5. Credit Concentration

At December 31, 2019, a significant credit concentration consisted of $498,218 representing the fair value of the Company's account carried by its clearing broker, Axos Clearing LLC which included cash of $68,583 and US Treasury bills of $429,635. Management does not consider any credit risk associated with this receivable to be significant.

6. Receivables from Broker-Dealers

Receivables from broker-dealers include cash balances due the Company's broker, and the net amount receivable or payable for securities transactions pending settlement. The Company's broker provides execution, clearing and depository services for the Company's securities trading activities.

7. Off-Balance Sheet Risk

Risk arises from the potential inability of counterparties to perform under the terms of the contracts (credit risk) and from changes in the values of the underlying financial instruments (market risk). The Company is subject to credit risk to the extent that any broker with which it conducts business is unable to fulfill contractual obligations on its behalf. The Company attempts to minimize its exposure to credit risk by monitoring brokers with which it conducts investment activities. In management's opinion, market risk is substantially diminished when all financial instruments are aggregated.

From time to time, the Company maintains bank accounts with balances in excess of federally insured limits. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the amounts reflected in the Statement of Financial Condition.

8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15(c)3-1). Under this rule, the Company is required to maintain "net capital" equal to the greater of $100,000 or 6 ⅔ % of "aggregate indebtedness", as defined.

At December 31, 2019, the Company had net capital and net capital requirements of $414,941 and $100,000, respectively.

9. Fair Value Disclosure

ASC 820, Fair Value Measurements and Disclosures requires enhanced disclosures about investments that are measured and reported at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 Inputs – Valuation is based on quoted prices in active markets for identical assets or liabilities at the reporting date.

Level 2 Inputs – Valuation is based on other than quoted prices included with Level 1 that are observable for substantially the full term of the asset or liability, either directly or indirectly. Level 2 assets include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities that are not active; and inputs other than quoted prices that are observable, such as models or other valuation methodologies.

9. Fair Value Disclosure, Continued

Level 3 Inputs – Valuation is based on unobservable inputs for the valuation of the asset or liability. Level 3 assets include investments for which there is little, if any, market activity. These inputs require significant management judgment or estimation.

The availability of valuation techniques and observable inputs can vary from investment to investment and is affected by a wide variety of factors, including, the type of investment, whether the investment is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for investments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement.

The Company values its investments based on the following principles and method of valuation:

Investments in equities listed on an exchange and which are freely transferable are valued at their last sale price on such exchange on the date of valuation. To the extent these securities are actively traded, and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy. Preferred and other equities traded on inactive markets or valued by dealer quotations or an alternative pricing source or model supported by observable inputs are classified within Level 2.

Investments in securities sold short, not yet purchased represent obligations to purchase such securities at a future date. The value of the open short position is recorded as a liability, and the Company records an unrealized appreciation or depreciation to the extent of the difference between the proceeds received and the value of the open short position. The Company records a realized gain or loss when the short position is closed out. By entering into short sales, the Company bears the market risk of increases in value of the security sold short in excess of the proceeds received.

At December 31, 2019, the Company had the following securities:

	Level 1	Level 2	Level 3	Total
$430,000 United States Treasury Bill Due 1/23/2020	$429,635	-0-	-0-	$429,635

9. Fair Value Disclosure, Continued

At December 31, 2019, the Company had no level 2 or level 3 investments.

10. Occupancy

The Financial Accounting Standards Board ("FASB") issued *ASU 2016-02, Leases*, and several amendments (collectively "ASU 2016-2"), which requires lessees to recognize assets and liabilities arising from most operating leases on the statement of financial condition.

The Company is not a party to any lease agreements that extend beyond 12 months as they occupy premises and pay rent on a month-to-month basis. Rent expense is recorded monthly as payments are made and the Company paid $13,646 during the year ended December 31, 2019 which is included with other operating costs on the statement of financial operations.

11. Guarantees

Accounting Standards Codification Topic 460 ("ASC 460"), Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others. The Company did not enter into any guarantee arrangements during the year ended December 31, 2019.

12. Employee Benefit Plans

The Company has implemented a 401k-type profit sharing plan for all eligible employees. Employees are eligible to participate in the plan if they are at least 21 years of age. Generally, employees can defer up to 15% of their gross salary into the plan subject to prescribed limits.

In addition, the Company adopted a noncontributory profit-sharing plan. The plan covers all employees who are 21 years of age, employed on the last day of the plan year, who completed 1,000 hours or more of service.

There were profit-sharing contributions of $61,169 paid during the year ended December 31, 2019. In addition, the Company has accrued $58,000 of estimated contributions for the year ended December 31, 2019.

13. Subsequent Events

The Company's management has evaluated events and transactions through February 19, 2020, the date the financial statements were issued. Pursuant to a corporate resolution, distributions of $15,000 were paid out to the shareholders on January 8, 2020.

DOUGALL & ASSOCIATES, INC.

REVIEW OF EXEMPTION REPORT

December 31, 2019

RYAN & JURASKA LLP
Certified Public Accountants
141 West Jackson Boulevard
Chicago, Illinois 60604
Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Dougall & Associates, Inc.

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report, in which (1) Dougall & Associates, Inc. (the Company) stated that it may file an Exemption Report because the Company had no obligations under 17 C.F.R. §240.15c3-3 (the "exemption"); and (2) the Company stated that it had no obligations under 17 C.F.R. §240.15c3-3 throughout the most recent year ended December 31, 2019 without exception. The Company's management is responsible for compliance with the exemption and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, therefore, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, as the Company had no obligations under Rule 15c3-3 under the Securities Exchange Act of 1934.

Ryan & Juraska LLP

Chicago, Illinois
February 19, 2020

Rule 15c3-3 Exemption Report

Dougall & Associates, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company may file an Exemption Report because the Company had no obligations under 17 C.F.R. § 240.15c3-3.

(2) The company had no obligations under 17 C.F.R. § 240.15c3-3 throughout the most recent year ended December 31, 2019 without exception.

I, Scott Freyn, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: President

February 19, 2020

DOUGALL & ASSOCIATES, INC.

STATEMENT OF FINANCIAL CONDITION
PURSUANT TO SEC RULE 17a-5(d)

December 31, 2019
PUBLIC